EXHIBIT 4.32

LANGLEY & BANACK

INCORPORATED

Attorneys and Counselors at Law

August 28, 2013

Jesse R. Pierce	VIA FACSIMILE 713-634-3601
PIERCE & O'NEILL, LLP
4203 Montrose Boulevard
Houston, Texas 77006

Mr. Ben Elmore	VIA FACSIMILE 713-650-8141
Watt Beckworth Thompson Henneman & Sullivan, L.L.P 1800
Pennzoil Place, South Tower
711 Louisiana Street
Houston, Texas 77002

Mr. Robert A. Whittington	VIA FACSIMILE 956-546-3766
SANCHEZ, WHITTINGTON, ZABARTE
& WOOD, L.L.P.
3505 Boca Chica Blvd., Suite 100
Brownsville, Texas 78521

Re:	Cause No. 12-04-12751-ZCV; Matthews Family Mineral Account, LP v. Dyami Energy, LLC, OGR Energy Corporation, OGR 2000, LTD, Eagleford Energy, Inc., and Texas Onshore Energy, Inc.; 365th Judicial District Court, Zavala County, Texas

RULE 11 AGREEMENT

Gentlemen:

This is to confirm that the parties to the above styled and numbered cause have agreed to settle and compromise any and all claims that have been asserted or could have been asserted in such suit and release and indemnify each party for such claims.

In addition, although Delta Star Holdings, LLC has not been formally served with process in this suit, Delta Star Holdings, LLC agrees to join this Rule 11 Agreement and be bound the terms the settlement agreement set forth herein.

The parties have agreed to compromise and settle the above styled and numbered cause under the following material terms and conditions which shall be incorporated into a formal Settlement Agreement acceptable to all the parties hereto:

PETRY BUILDING, 4TH & HOUSTON, P.O. DRAWER 218

CARIZZO SPRINGS, TEXAS 78834, T 830.876.2431, F 830-876-5491

WWW.LANGLEYBANACK.COM

ANTONIO   -   CARIZZO SPRINGS   -   EAGLE PASS   -   KARNES CITY   -   CASTROV

MERITAS LAW FIRMS WORLDWIDE

1.	The Matthews Family Mineral Account, LP ("Matthews") and Delta Star Holdings, LLC ("Delta Star") (collectively, "Lessors") will enter into an oil and gas lease ("Lease") with Dyami Energy, LLC ("Dyami") and Eagleford Energy, Inc. ("Eagleford") and/or their assigns according to the terms of the Base Lease (collectively, "Lessees") for a primary term to expire at 11:59 P.M. on January 31, 2014. The Lease shall be in the form of the April 1, 2008 lease from Matthews Mineral Account to OGR Energy Corporation (as originally amended) (the "Base Lease") with such revisions as are necessary to incorporate the terms of this Agreement.

2.	The Lease will cover all of Lessors' mineral interest in approximately 2,629.42 acres of land in Zavala County, Texas more particularly described in a memorandum of oil and gas lease recorded in Volume 296, Page 299 of the real property records for Zavala County.

3.	Lessees shall pay Lessors the sum of Three Hundred Thousand and 00/100 Dollars ($300,000) in consideration of their execution of the Lease, such sum to be payable as follows:

(a)	One Hundred Fifty Thousand and 00/l 00 Dollars ($150,000.00) shall be paid to Lessors simultaneous with Lessors' execution and delivery of the Lease. These funds shall be payable: One Hundred Twenty Five Thousand and 00/100 Dollars ($125,000.00) to Matthews and Twenty Five Thousand and 00/100 Dollars ($25,000.00) to Delta Star; and

(b)	One Hundred Fifty Thousand and 00/100 Dollars ($150,000.00) shall be paid to Lessors by the earliest of the following to occur: i) on or before 90 days from the signing of the Lease or ii) immediately prior to commencing any operation under the terms of the Lease. These funds shall be payable: One Hundred Twenty Five Thousand and 00/100 Dollars ($125,000.00) to Matthews and Twenty Five Thousand and 00/100 Dollars ($25,000.00) to Delta Star.

4.	In addition to the above monetary obligations, prior to commencing operations under the terms of the Lease, Lessees shall tender Sixty Thousand and 00/100 Dollars ($60,000.00) to Lessors. These funds shall be payable: Fifty Thousand and 00/100 Dollars ($50,000.00) to Matthews and Ten Thousand and 00/100 Dollars ($10,000.00) to Delta Star.

5.	The failure of Lessees to timely make any of the payments in Paragraphs 3 or 4 shall result in the immediate termination of the Lease and the forfeiture by Lessees of all rights and interests under the Lease.

6.	All funds to be paid by the parties under this Agreement shall be tendered via wire transfer directly to Matthews and to Delta Star in accordance with their respective wiring instructions.

7.	Lessees shall have two (2) separate options to extend the primary term by one calendar month (through February 28, 2014 and March 31, 2014, respectively). To exercise each option, Lessees must provide written notice and payment to Lessors in the amount of $30,000 (for each option) on or before five (5) days prior to the expiration of the then current primary term. Each option payment shall be payable: Twenty Five Thousand and 00/100 Dollars ($25,000.00) to Matthews and Five Thousand and 00/100 Dollars ($5,000.00) to Delta Star.

8.	Lessors shall be paid their royalty directly from the purchaser of the production who shall be instructed to make payment via electronic bank transfer. Lessors and Lessees shall satisfy any reasonable requests from the purchaser that may be necessary to effectuate such payment.

9.	The Lease shall contain a "minimum royalty clause" guaranteeing a minimum royalty of Eight Hundred Fifty Thousand and 00/100 Dollars ($850,000.00) per Lease Year for a total of five (5) Lease Years. The minimum royalty clause will be in substantially the following form:

(a)	"If during any of the first five (5) consecutive Lease Years following the effective date hereof that this Lease is in full force for all or any portion of such Lease Year, the value of the royalty received by Lessors on production of oil, gas, casing head gas and liquid hydrocarbons is less than eight hundred fifty thousand dollars ($850,000) (the "Minimum Royalty Amount"), then: (1) Lessees shall pay to Lessors the difference between the Minimum Royalty Amount and the value of the royalty actually received by Lessors during such Lease Year (the ''Minimum Royalty Payment"); or (2) this Lease shall terminate as to all land covered hereby except for any acreage that qualifies under Paragraph 17 of the Base Lease as a production unit at the end of the Lease Year. A "Lease Year" shall mean the 12-month period commencing on the date of signing the Lease and continuing thereafter for each succeeding 12-month period until the Lease has terminated."

(b)	"The payments made by Lessees to Lessors under paragraphs 3, 4 and 7 of this Agreement shall be credited against the Minimum Royalty Amount for the first Lease Year and shall be considered Monthly Minimum Royalty Payments for the purposes of Paragraph 9(g).''

(c)	"In the event the Lease terminates and Lessees have retained production unit Lessees shall be required to satisfy the minimum royalty obligation for each production unit retained hereunder at a rate of Three Hundred Twenty Three 27/100 Dollars ($323.27) per acre multiplied times the number of acres included in such production unit (the "Unit Minimum Royalty Amount") within the time period specified above. If Lessees fail to pay the Unit Minimum Royalty Amount for the acreage included in a production unit, the Lease shall terminate as to such production unit."

(d)	"Any royalty paid on production in excess of the Minimum Royalty Amount during a Lease Year (the "Minimum Royalty Credit Balance") may be credited against the Minimum Royalty Amount for successive Lease Years. Any royalty paid on a production unit retained hereunder in excess of the Unit Minimum Royalty Amount may only be credited against the Unit Minimum Royalty Amount owed for such production unit in successive Lease Years."

(e)	"Commencing in the first full calendar month of the second Lease Year and continuing thereafter in each succeeding calendar month through the end of the fifth Lease Year, Lessees shall pay Lessors the Minimum Royalty Payment on a monthly basis (the "Monthly Minimum Royalty Payment") in accordance with the following:

(i)	"The amount of the Monthly Minimum Royalty Payment for a calendar month will be calculated as follows:

Monthly Minimum Royalty Payment equals (Minimum Royalty Amount divided by 12) minus (Actual Monthly Royalty Payments received during the preceding calendar month, if any) minus (Minimum Royalty Credit Balance as of the last day of the preceding calendar month, if any).

(ii)	If the value of the Monthly Minimum Royalty Payment is positive, Lessees shall pay this amount to Lessors (in proportion to their respective royalty interest) no later than the 10th day of such calendar month.

(iii)	If the value of the Monthly Minimum Royalty Payment is negative, no Monthly Minimum Royalty Payment is due to be paid to the Lessors, and this amount (converted to a positive value) becomes the new Minimum Royalty Credit Balance.

(iv)	The Lease will immediately terminate if Lessees fail to timely pay any Monthly Minimum Royalty Payment in full and such failure continues for a period of ten (10) days after Lessors send written notice of such failure to Lessees. If there exists a dispute among the parties as to the amount of any Monthly Minimum Royalty Payment, Lessees may satisfy their payment obligation under this paragraph by paying the disputed amount into a third-party escrow account.

(v)	On or before the due date for each Monthly Minimum Royalty Payment, Lessees shall deliver to Lessors a written statement indicating how the Monthly Minimum Royalty Payment was calculated by Lessees and stating any Minimum Royalty Credit Balance claimed by Lessees.

(f)	"For the remainder of the first Lease Year following the expiration of the Primary Term or any extension thereof, the Lessee shall pay Lessors the Minimum Royalty Payment once every two months, beginning on the tenth (10th) day of the second calendar month after the expiration of the Primary Term or any extension thereof, consistent with the procedures described in Paragraph 9(e) above, except that the Minimum Royalty Amount shall be divided by the remaining number of months in the first Lease Year after the expiration of the Primary Term or any extension thereof then multiplied by two (2). In the event an odd number of calendar months are remaining in the first Lease Year, any remaining Minimum Royalty Amount for the Lease Year shall be due on the tenth (10th) day of the last calendar month of the first Lease Year. The initial Minimum Royalty Amount for the first Lease year shall be reduced by the sum of all monies paid by Lessees to Lessors pursuant to Paragraphs 3, 4 and 7 of the is Agreement."

(g)	"If there exists a Minimum Royalty Credit Balance at the end of a Lease Year, Lessees shall be entitled to a refund from Lessors of the Monthly Minimum Royalty Payments made by Lessees, to the extent not previously refunded, in an amount not to exceed the Minimum Royalty Credit Balance as of the end of such Lease Year. Lessors shall only be required to pay the refund from the monthly royalty payments they receive, if any, in the month(s) following the end of such Lease Year. When such refund payments are made, the Minimum Royalty Credit Balance shall be reduced by the amount of the refund payments."

10.	Paragraphs 6, 16 and 30 of the Base Lease will be deleted and replaced with provisions in substantially the following form:

(a)	"Prior to the expiration of the Primary Term, Lessee shall perform a new operation on the Lease. This requirement may be fulfilled by performing one of the following operations:

(i)	the hydraulic fracturing of the existing Matthews 1 well, which shall mean the injection under pressure and withdrawal of hydraulic fracturing fluids in the well bore.

(ii)	the drilling of a new well, not including the re-entering or deepening of the Matthews #2 or Matthews #3 well, which for the purposes of this provision only shall mean the actual spudding of a well with a targeted depth in a formation deemed capable of producing hydrocarbons, so long as there is no cessation in the drilling operation of more than thirty (30) days and the total targeted depth is ultimately achieved."

(b)	''Provided that Lessees have fulfilled their obligations under paragraphs 3, 4, 7 and 10(a) of this Agreement, this Lease will continue thereafter to be held in full force and effect, provided that Lessees:

(i)	fulfill their minimum royalty obligations under Paragraph 9 of this Agreement;

(ii)	beginning in the second Lease Year and continuing thereafter for each succeeding Lease Year, drill at least two new wells per year, which shall mean the actual drilling and penetration of a well bore into a formation deemed capable of producing hydrocarbons before the expiration of each such Lease Year; and

(iii)	commencing in the sixth Lease Year and thereafter, drill the first of the two required new wells into a formation deemed capable of producing hydrocarbons no later than the end of sixth month of the Lease Year.

For the purposes of satisfying this provision: (i) if more than two wells are drilled in a Lease Year, the additional wells may be applied against the requirement for subsequent years; (ii) a horizontal well bore that shares the same vertical well bore with another horizontal well bore shall constitute a new well, and (iii) the re-entering and/or deepening of the Matthews #2 or Matthews #3 well shall constitute a new well."

(c)	"Lessees' failure to comply with the requirements of this Paragraph 10 will result in the immediate termination of the Lease, except for such acreage retained pursuant Paragraph 17 of the Base Lease."

(d)	"Notwithstanding any other provisions of the Lease, so long as Lessees have performed their obligations under Paragraphs 3, 4, 7, 9 and 10 of this Agreement, the Lease will continue to be held in full force and effect."

11.	The Lease will include a thirty (30) day notice and cure provision for any alleged breach except for obligations described in Paragraphs 3, 7, 9 and 10 of this Agreement:

12.	The Lease will include a provision that if the Lease terminates and a well exists that is capable of production, the Lessors shall have the right to elect within sixty (60) days· notice whether Lessees should properly plug and abandon such well or assign such well to Lessors in its current condition at no cost:

13.	Paragraph 17 of the Base Lease will be revised to clarify that the acreage retained for a horizontal well will be in accordance with Rule 86 or any applicable field rules or regulatory rules;

14.	The Lease will include a "notice provision" requiring that all notices or communications pursuant to the Lease be in writing and including the addresses of each party where notices are to be sent, the method of delivery and the deemed delivery date.

15.	OGR Energy Corporation ("OGR") and Texas Onshore Energy, Inc. ("Onshore") shall release any working interest under the Base Lease;

16.	Contemporaneous with execution of the Lease, the Lessees shall be required to assign an overriding royalty in the Lease to the following parties in the respective amounts indicated:

OGR	3%
Onshore	1%
Karen Kolaya	1%

Such assignment shall include the following provisions: (a) an "anti - washout" clause such that the overriding royalty shall apply to any amendments, renewals, top leases, or replacements of the Lease entered into by Lessees or Lessees' successors and assigns, and OGR shall have the right to approve any such amendment, renewal, top lease or replacement of the Lease, provided that the cumulative royalty payable to lessors and OGR does not exceed 25%; (b) the assignees shall have the right to receive payment directly from the company purchasing the production from the Lease, and the Lessees will execute such instruments reasonably necessary to effect such direct disbursement; and (c) the assignees shall have the right to receive, on a confidential basis within thirty (30) days after written request, a copy of any electric induction log, core analysis or formation test run or performed on any well drilled on the Lease; the form of assignment shall be agreed to by the parties and attached as an exhibit to the final Settlement Agreement;

17.	OGR shall be made a party to the Lease for the limited purpose of approving any amendments to the lease that may affect the percentage of the overriding royalties described in paragraph 16 herein. OGR shall have the right to approve the language to this effect to be included in the Lease.

18.	Contemporaneous with the execution the Lease, OGR and Onshore shall be assigned, cumulatively, fifteen (15) percent working interest in the Lease.

Upon the timely payment by Lessees of the amounts described in paragraphs 3 and 4 herein and commencement of any operation under the Lease, OGR and Onshore shall re-assign the 15% working interest to Dyami or its assigns, and expressly disclaim all working interest in the Lease. Dyami agrees to waive all obligations of OGR and Onshore for any attorneys' fees Dyami has incurred in connection with defending the lease in this litigation under the terms of any joint operating agreement or any other agreement that may exist between Dyami, OGR, and Onshore. However, in the event the Lessees do not make one of the payments to Lessors described in paragraphs 3 or 4 herein or commence operations as described in paragraph 10, above, in order to maintain the Lease, and pursuant to paragraph 19 below OGR exercises its right to make any such requisite payments and/or perform any requisite operations to maintain the Lease, then in such event Dyami or its assign(s) has the right to seek reimbursement from OGR and Onshore for their proportionate share of such attorney's fees.

19.	Lessees shall give OGR at least fifteen (15) days' notice if Lessees do not intend to make one of the payments described in paragraphs 3 or 4 herein or commence New Operations; in the event Lessees give such notice, the parties agree that OGR has the right to make any such requisite payments and/or perform any requisite operations under Paragraph 10 of this Agreement to maintain the Lease.

20.	The parties recognize that upon the execution of the Lease, the Base Lease will have expired and no longer be in effect, and that the Surface Use Agreement entered into between OGR and Carroll Dean Fischer regarding operations conducted under the Base lease shall no longer be in effect. Dyami agrees that commensurate with signing the Lease, Dyami and/or its assigns will sign a new Surface Use Agreement with Carroll Dean Fischer related to operations performed under Lease and provide Lessors with a copy of such Surface Use Agreement.

21.	The parties agree to include any other provisions in the Lease that are necessary to effectuate the terms of this Agreement.

22.	Each party will execute a mutual release and indemnity agreement.

23.	Unless otherwise specifically provided, each party shall pay their own litigation costs and attorney fees.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original for all purposes. The parties agree that the signature of a party on this Agreement that is transmitted by facsimile or e-mail shall be deemed to be an original.

If your clients agree to the terms as set forth above, please have each client execute in the space provided below.

Sincerely,

LANGLEY & BANACK, INC

By: /s/ Patrick J. Kelly
Patrick J. Kelly

PJK/lp

APPROVED AND AGREED

/s/ Patrick Kelly,
By permission of Matthews Family Mineral Account GP, LLC
Matthews Family Mineral Account, L.P.
By Matthews Family Mineral Account GP, LLC
Its general partner

/s/ J. Hunter Moore,
Its Manager
Delta Star Holdings, LLC

/s/ James Cassina,
President
Dyami Energy, LLC

/s/ James Cassina,
President
Eagleford Energy, Inc.

/s/David Nolan,
By permission Ben Elmore, attorney for OGR
OGR Energy Corporation

/s/David Nolan,
By permission Ben Elmore, attorney for OGR
OGR 2000 Ltd.

/s/ Scott Whittington,
President
Texas Onshore Energy, Inc.